FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the months of March and April 2004

CLP Power Hong Kong Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

1.	Forms D2A and D2B – Notification of Change of Secretary and Director (Appointment/Cessation) and Notification of Change of Particulars of Secretary and Director which were filed with Hong Kong Companies Registry in March and April 2004.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP POWER HONG KONG LIMITED

By:	/s/ April Chan

Name: Title:	April Chan Deputy Company Secretary

Date: 30 April 2004

3

Companies Registry	Form D2B
Notification of Change of Particulars of
Secretary and Director
(Companies Ordinance s. 158(4))

Company Number

259

Important Notes
•	Please read the accompanying notes before completing this form. Please print in black ink.

1	Company Name

CLP Power Hong Kong Limited

2	Change of Particulars of Individual Secretary / Director
(Use Continuation Sheet A if more than 1 individual secretary / director is involved)

A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry
Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☑ Director	☐ Alternate Director	Alternate to -

	Name in Chinese	-

	Name in English	Ryerkerk	Lori Jo

		Surname	Other Names

(Note 7)	Identification	R026587(9)	Nil

		HK Identity Card Number	Overseas Passport Number

(Note 3)	Presentor’s Reference		For Official Use
Name: April Chan Address: 147 Argyle Street, Kowloon, Hong Kong Tel: 26788510 Fax: 26788390 E-mail Address: cosec@clp.com.hk Reference: Specification No. 1/2004 (Feb. 2004)

Form D2B

Company Number

259

	2	Change of Particulars of Individual Secretary / Director (cont’d)

(Note 8)	B.	Details of Change(s)

		Please complete item(s) with change(s) only			Effective Date

(a) Name in Chinese

-

					DD	MM	YYYY

(b) Name in English

		-	-

		Surname	Other Names		DD	MM	YYYY

(Note 9)		(c) Alias

-

					DD	MM	YYYY

(Note 10)		(d) Residential Address

		5750 North Major Drive # 311 Beaumont, Texas 77713		United States of America Country	26	02	2004

					DD	MM	YYYY

(Note 11)		(e) E-mail Address

-

					DD	MM	YYYY

		(f) Hong Kong Identity Card Number	-

					DD	MM	YYYY

(g) Overseas Passport

		-	-

		Issuing Country	Number		DD	MM	YYYY

Form D2B

Company Number

259

3	Change of Particulars of Corporate Secretary / Director
(Use Continuation Sheet B if more than 1 corporate secretary / director is involved)

A.	Identity of the Corporate Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 12)	Name in Chinese

(Note 12)	Name in English

Company Number
(Only applicable to body corporate registered in Hong Kong)

(Note 8) B.	Details of Change(s)

	Please complete item(s) with change(s) only		Effective Date

(a) Name in Chinese and English

			DD	MM	YYYY

(Note 13)	(d) Address

Country

			DD	MM	YYYY
(Note 11)	(c) E-mail Address

-

			DD	MM	YYYY

This Notification includes         2         Continuation Sheet(s) A and         0         Continuation Sheet(s) B.

Signed :	/s/ April Chan

Name :	April Chan (Deputy Company Secretary)	Date:	9/3/2004
	~~Director~~ / Secretary *		DD/MM/YYYY

*	Delete whichever does not apply

Form D2 B
(Continuation Sheet A)

Company Number

259

Details of Change of Particulars of Individual Secretary / Director (Section 2)

A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Robert Bernard Hirsch

	Name in Chinese	-

	Name in English	Ryerkerk	Lori Jo

		Surname	Other Names

(Note 7)	Identification	R026587(9)	Nil

		HK Identity Card Number	Overseas Passport Number

(Note 8) B.	Details of Change(s)

	Please complete item(s) with change(s) only			Effective Date

(a) Name in Chinese

-

				DD	MM	YYYY

(b) Name in English

	-	-

	Surname	Other Names		DD	MM	YYYY

(Note 9)	(c) Alias

-

				DD	MM	YYYY

(Note 10)	(d) Residential Address

	5750 North Major Drive # 311 Beaumont, Texas 77713		United States of America
			Country	26	02	2004

				DD	MM	YYYY
(Note 11)	(e) E-mail Address

-

				DD	MM	YYYY

	(f) Hong Kong Identity Card Number	-

				DD	MM	YYYY
(g) Overseas Passport

-

	Issuing Country	Number		DD	MM	YYYY

Form D2B (Continuation Sheet A)

Company Number

259

Details of Change of Particulars of Individual Secretary / Director (Section 2)

A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Michael James Hupka

	Name in Chinese	-

	Name in English	Ryerkerk	Lori Jo

		Surname	Other Names

(Note 7)	Identification	R026587(9)	Nil

		HK Identity Card Number	Overseas Passport Number

(Note 8) B.	Details of Change(s)

	Please complete item(s) with change(s) only			Effective Date

(a) Name in Chinese

-

				DD	MM	YYYY

(b) Name in English

	-	-

	Surname	Other Names		DD	MM	YYYY

(Note 9)	(c) Alias

-

				DD	MM	YYYY

(Note 10)	(d) Residential Address

	5750 North Major Drive # 311 Beaumont, Texas 77713		United States of America
			Country	26	02	2004

				DD	MM	YYYY
(Note 11)	(e) E-mail Address

-

				DD	MM	YYYY

	(f) Hong Kong Identity Card Number	-

				DD	MM	YYYY
(g) Overseas Passport

	-	-

	Issuing Country	Number		DD	MM	YYYY

Form D2B
Companies Registry	Notification of Changes of Particulars of Secretary and Directors
(Companies Ordinance s.158(4))

Company Number

259

Important Notes
•	Please read the accompanying notes before completing this form. Please print in black ink.

1	Company Name

CLP Power Hong Kong Limited

2	Change of Particulars of Individual Secretary / Director
(Use Continuation Sheet A if more than 1 individual secretary / director is involved)

A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry
Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☑ Director	☐ Alternate Director	Alternate to -

Name in Chinese

	Name in English	Tong	Chi Leung David

		Surname	Other Names

(Note 7)	Identification	D821467(1)	Nil

		HK Identity Card Number	Overseas Passport Number

(Note 3)	Presentor’s Reference		For Official Use
Name: April Chan Address: 147 Argyle Street, Kowloon, Hong Kong Tel: 26788510 Fax: 26788390 E-mail Address: cosec@clp.com.hk Reference: Specification No. 1/2004 (Feb. 2004)

Form D2B

Company Number

259

	2	Change of Particulars of Individual Secretary / Director (cont’d)

(Note 8)	B.	Details of Change(s)

		Please complete item(s) with change(s) only			Effective Date

(a) Name in Chinese

-

					DD	MM	YYYY

(b) Name in English

		-	-

		Surname	Other Names		DD	MM	YYYY

(Note 9)		(c) Alias

-

					DD	MM	YYYY

(Note 10)		(d) Residential Address

		28, Kadoorie Avenue, Kowloon		Hong Kong
				Country	09	03	2004

					DD	MM	YYYY

(Note 11)		(e) E-mail Address

-

					DD	MM	YYYY

		(f) Hong Kong Identity Card Number	-

					DD	MM	YYYY

(g) Overseas Passport

		-	-

		Issuing Country	Number		DD	MM	YYYY

Form D2B

Company Number

259

3	Change of Particulars of Corporate Secretary / Director
(Use Continuation Sheet B if more than 1 corporate secretary / director is involved)

A.	Identity of the Corporate Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry
Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 12)	Name in Chinese

(Note 12)	Name in English

Company Number
(Only applicable to body corporate registered in Hong Kong)

(Note 8) B.	Details of Change(s)

	Please complete item(s) with change(s) only		Effective Date

(a) Name in Chinese and English

			DD	MM	YYYY

(Note 13)	(b) Address

Country

			DD	MM	YYYY
(Note 11)	(c) E-mail Address

-

			DD	MM	YYYY
This Notification includes 0 Continuation Sheet(s) A and 0 Continuation Sheet(s) B.

Signed:	/s/ April Chan

Name:	April Chan (Deputy Company Secretary)	Date:	12/3/2004
	~~Director~~ / Secretary *		DD / MM / YYYY
Delete whichever does not apply

Companies Registry	Form D2A
Notification of Change of Secretary and Director
(Appointment / Cessation)
(Companies Ordinance s. 158(4) & (4A))

Company Number

259

Important Notes
•	Please read the accompanying notes before completing this form. Please print in black ink.

1	Company Name

CLP Power Hong Kong Limited

2	Details of Change

A.	Particulars of Secretary/Director Ceasing to Act

(Use Continuation Sheet A if more than 1 secretary/director is involved).

Please tick the relevant box(es)

(Note 7)	Capacity	☐ Secretary	☑ Director	☐ Alternate Director	Alternate to -

Name of Individual Secretary/Director

	-		Ryerkerk		Lori Jo

	Name in Chinese		Surname in English		Other Names in English

(Note 8)	Identification		R026587(9)		Nil

			HK Identity Card Number		Overseas Passport Number

OR

(Note 9)	Chinese and English Names of Corporate Secretary/Director

-

	Reason for Cessation	☑ Resignation / Others		☐ Deceased

(Note 10)	Date of Cessation	01	04	2004

		DD	MM	YYYY

(Note 11)	Please indicate whether the Director/Alternate Director ceasing to act will continue to hold office as Alternate Director/Director in the Company after the date of cessation				☐ Yes
☑ No

(Note 5)	Presentor’s Reference			For Official Use
Name: April Chan Address: 147 Argyle Street, Kowloon, Hong Kong Tel: 26788510 Fax: 26788390 E-mail Address: cosec@clp.com.hk Reference: Specification No. 1/2004 (Feb. 2004)

Form D2A

Company Number

259

2 Details of Change (cont’d) B. Particulars of Individual Secretary/Director Appointed
(Use Continuation Sheet B if more than 1 individual secretary/director is appointed) Please tick the relevant box(es)

(Note 12)	Capacity	☐ Secretary	☑ Director	☐ Alternate Director	Alternate to -

	Name in Chinese	-

	Name in English	Corson		Bradley William

		Surname		Other Names

	Previous Names	-

	Alias	-

(Note 13)	Residential Address	Mandarin Oriental, Hong Kong Room 2110 5 Connaught Road Central			Hong Kong Country

(Note 14)	E-mail Address	-

(Note 15)	Identification

	a Hong Kong Identity Card Number		Nil

	b Overseas Passport		U.S.A		P134108723

			Issuing Country		Number

	Date of Appointment		01	04	2004

			DD	MM	YYYY

(Note 16)	Please indicate whether the Director/Alternate Director whose appointment is reported above is already an existing Alternate Director/Director in the Company at the time of the above appointment				☐ Yes ☑ No

Form D2A

Company Number

259

(Note 17)	2 C.	Details of Change (cont’d) Particulars of Corporate Secretary / Director Appointed
(Use Continuation Sheet C if more than 1 corporate secretary / director is appointed) Please tick the relevant box(es)

(Note 18)		Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 19)		Name in Chinese	-

(Note 19)		Name in English	-

(Note 20)		Address	-			- Country

(Note 21)		E-mail Address	-

		Company Number (Only applicable to body corporate registered in Hong Kong)		-

		Date of Appointment		-	-	-

				DD	MM	YYYY

(Note 22)		Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment				☐ Yes

☐ No

This Notification includes 3 Continuation Sheet(s) A, 3 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

Signed :	/s/ April Chan

Name :	April Chan – Deputy Company Secretary	Date:	8/4/2004
	~~Director / Secretary~~ *		DD / MM / YYYY

*	Delete whichever does not apply

Form D2A
(Continuation Sheet A)

Company Number

259

Particulars of Secretary / Director Ceasing to Act (Section 2A)

Please tick the relevant box(es)

(Note 7)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Robert Bernard Hirsch

Name of Individual Secretary / Director

	-	Ryerkerk		Lori Jo

	Name in Chinese	Surname in English		Other Names in English

(Note 8)	Identification	R026587(9)		Nil

		HK Identity Card Number		Overseas Passport Number

OR

(Note 9)	Chinese and English Names of Corporate Secretary / Director

-

	Reason for Cessation	☑ Resignation / Others		☐ Deceased

(Note 10)	Date of Cessation	01	04	2004

		DD	MM	YYYY

(Note 11)	Please indicate whether the Director / Alternate Director ceasing to act will continue to hold office as Alternate Director / Director in the Company after the date of cessation			☐ Yes ☑ No

Form D2A
(Continuation Sheet A)

Company Number

259

Particulars of Secretary / Director Ceasing to Act (Section 2A)

Please tick the relevant box(es)

(Note 7)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Michael James Hupka

Name of Individual Secretary / Director

	-	Ryerkerk		Lori Jo

	Name in Chinese	Surname in English		Other Names in English

(Note 8)	Identification	R026587(9)		Nil

		HK Identity Card Number		Overseas Passport Number

OR

(Note 9)	Chinese and English Names of Corporate Secretary / Director

-

	Reason for Cessation	☑ Resignation / Others		☐ Deceased

(Note 10)	Date of Cessation	01	04	2004

		DD	MM	YYYY

(Note 11)	Please indicate whether the Director / Alternate Director ceasing to act will continue to hold office as Alternate Director / Director in the Company after the date of cessation			☐ Yes ☑ No

Form D2A

(Continuation Sheet A)

Company Number

259

Particulars of Secretary / Director Ceasing to Act (Section 2A)

Please tick the relevant box(es)

(Note 7)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Lori Jo Ryerkerk

Name of Individual Secretary / Director

	-	Hirsch		Robert Bernard

	Name in Chinese	Surname in English		Other Names in English

(Note 8)	Identification	R050813(5)		Nil

		HK Identity Card Number		Overseas Passport Number

OR

(Note 9)	Chinese and English Names of Corporate Secretary / Director

-

	Reason for Cessation	☑ Resignation / Others		☐ Deceased

(Note 10)	Date of Cessation	01	04	2004

		DD	MM	YYYY

(Note 11)	Please indicate whether the Director / Alternate Director ceasing to act will continue to hold office as Alternate Director / Director in the Company after the date of cessation			☑ Yes ☐ No

Form D2A

(Continuation Sheet B)

Company Number

259

Particulars of Individual Secretary / Director Appointed (Section 2B) Please tick the relevant box(es)

(Note 12)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Bradley William Corson

	Name in Chinese	-

	Name in English	Hirsch	Robert Bernard

		Surname	Other Names

	Previous Names	-

	Alias	-

(Note 13)	Residential Address	34B Dynasty Court, Tower 3 23 Old Peak Road	Hong Kong Country

(Note 14)	E-mail Address	-

(Note 15)	Identification

	a Hong Kong Identity Card Number	R050813(5)

	b Overseas Passport	-	Nil

		Issuing Country	Number

	Date of Appointment	01 04 2004

DD MM YYYY

(Note 16)	Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment		☑ ☐	Yes No

Form D2A

(Continuation Sheet B)

Company Number

259

Particulars of Individual Secretary / Director Appointed (Section 2B) Please tick the relevant box(es)

(Note 12)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Robert Bernard Hirsch

	Name in Chinese	-

	Name in English	Corson	Bradley William

		Surname	Other Names

	Previous Names	-

	Alias	-

(Note 13)	Residential Address	Mandarin Oriental, Hong Kong Room 2110 5 Connaught Road Central	Hong Kong Country

(Note 14)	E-mail Address	-

(Note 15)	Identification

	a Hong Kong Identity Card Number	Nil

	b Overseas Passport	U.S.A.	P134108723

		Issuing Country	Number

	Date of Appointment	01 04 2004

DD MM YYYY

(Note 16)	Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment		☐ ☑	Yes No

Form D2A

(Continuation Sheet B)

Company Number

259

Particulars of Individual Secretary / Director Appointed (Section 2B) Please tick the relevant box(es)

(Note 12)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Micheal James Hupka

	Name in Chinese	-

	Name in English	Corson	Bradley William

		Surname	Other Names

	Previous Names	-

	Alias	-

(Note 13)	Residential Address	Mandarin Oriental, Hong Kong Room 2110 5 Connaught Road Central	Hong Kong Country

(Note 14)	E-mail Address	-

(Note 15)	Identification

	a Hong Kong Identity Card Number	Nil

	b Overseas Passport	U.S.A.	P134108723

		Issuing Country	Number

	Date of Appointment	01 04 2004

DD MM YYYY

(Note 16)	Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment			☐ ☑	Yes No

Companies Registry	Form D2A
Notification of Change of Secretary and Director
(Appointment / Cessation)
(Companies Ordinance s. 158(4) & (4A))

Company Number

259

Important Notes
•	Please read the accompanying notes before completing this form. Please print in black ink.

1	Company Name

CLP Power Hong Kong Limited

2	Details of Change

A.	Particulars of Secretary/Director Ceasing to Act
(Use Continuation Sheet A if more than 1 secretary / director is involved).
Please tick the relevant box(es)

(Note 7)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to -

Name of Individual Secretary / Director

-	-	-

Name in Chinese	Surname in English	Other Names in English

(Note 8)	Identification	-	-

		HK Identity Card Number	Overseas Passport Number

OR

(Note 9)	Chinese and English Names of Corporate Secretary / Director

-

	Reason for Cessation	☐ Resignation / Others		☐ Deceased

(Note 10)	Date of Cessation	-	-	-

		DD	MM	YYYY

(Note 11)	Please indicate whether the Director / Alternate Director ceasing to act will continue to hold office as Alternate Director / Director in the Company after the date of cessation				☐ Yes ☐ No

(Note 5)	Presentor’s Reference			For Official Use
Name: April Chan Address: 147 Argyle Street, Kowloon, Hong Kong Tel: 26788510 Fax: 26788390 E-mail Address: cosec@clp.com.hk Reference: Specification No. 1/2004 (Feb. 2004)

Form D2A

Company Number

259

	2.	Details of Change (cont’d)
	B.	Particulars of Individual Secretary / Director Appointed
(Use Continuation Sheet B if more than 1 individual secretary / director is appointed)
Please tick the relevant box(es)

(Note 12)		Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Tse Pak Wing Peter

		Name in Chinese	-

		Name in English	Takahashi		Mark

			Surname		Other Names

		Previous Names	-

		Alias	-

(Note 13)		Residential Address	145 Palm Drive, Red Hill Peninsula, Tai Tam		Hong Kong Country

(Note 14)		E-mail Address	-

(Note 15)		Identification

		a Hong Kong Identity Card Number		P496723(7)

		b Overseas Passport		-	Nil

				Issuing Country		Number

		Date of Appointment		01 04 2004

DD MM YYYY

(Note 16)		Please indicate whether the Director/Alternate Director whose appointment is reported above is already an existing Alternate Director/Director in the Company at the time of the above appointment			☐ ☑	Yes No

Form D2A

Company Number

259

2	Details of Change (cont’d)

(Note 17) C.	Particulars of Corporate Secretary / Director Appointed

(Use Continuation Sheet C if more than 1 corporate secretary / director is appointed)
Please tick the relevant box(es)

(Note 18)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 19)	Name in Chinese	-

(Note 19)	Name in English	-

(Note 20)	Address	-		- Country

(Note 21)	E-mail Address	-

	Company Number (Only applicable to body corporate registered in Hong Kong)		-

	Date of Appointment	- - -

DD MM YYYY

(Note 22)	Please indicate whether the Director/Alternate Director whose appointment is reported above is already an existing Alternate Director/Director in the Company at the time of the above appointment	☐ Yes ☐ No

This Notification includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

Signed:	/s/ April Chan

Name:	April Chan Deputy Company Secretary	Date:	14/4/2004
	~~Director / Secretary~~*		DD/MM/YYYY

*	Delete whichever does not apply

Companies Registry	Form D2B
Notification of Changes of Secretary and Directors
(Companies Ordinance s.158(4))

Company Number

259

Important Notes

•	Please read the accompanying notes before completing this form. Please print in black ink.

1	Company Name

CLP Power Hong Kong Limited

2	Change of Particulars of Individual Secretary / Director
(Use Continuation Sheet A if more than 1 individual secretary / director is involved)

A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry
Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☑ Director	☐ Alternate Director	Alternate to -

	Name in Chinese	-

	Name in English	Corson	Bradley William

		Surname	Other Names

(Note 7)	Identification	N/A	P134108723

		HK Identity Card Number	Overseas Passport Number

(Note 3)	Presentor’s Reference		For Official Use

Name: April Chan Address: 147 Argyle Street, Kowloon, Hong Kong Tel: 26788510 Fax: 26788390 E-mail Address: cosec@clp.com.hk Reference: Specification No. 1/2004 (Feb. 2004)

Form D2B

Company Number

259

	2	Change of Particulars of Individual Secretary / Director (cont’d)

(Note 8)	B.	Detailsof Change(s)

		Please complete item(s) with change(s) only			Effective Date

(a) Name in Chinese

-

					DD	MM	YYYY

(b) Name in English

		-	-

		Surname	Other Names		DD	MM	YYYY

(Note 9)		(c) Alias

-

					DD	MM	YYYY

(Note 10)		(d) Residential Address

		30/F., Unit 02, De Ricou 109 Repulse Bay Road		Hong Kong Country	04	04	2004

					DD	MM	YYYY

(Note 11)		(e) E-mail Address

-

					DD	MM	YYYY

		(f) Hong Kong Identity Card Number	R265664(6)		06	04	2004

					DD	MM	YYYY

(g) Overseas Passport

		-	-

		Issuing Country	Number		DD	MM	YYYY

Form D2B

Company Number

259

3	Change of Particulars of Corporate Secretary / Director
(Use Continuation Sheet B if more than 1 corporate secretary / director is involved)

A.	Identity of the Corporate Secretary / Director whose Particular have Changed

Please state the relevant particulars currently registered with the Companies Registry
Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 12)	Name in Chinese	-

(Note 12)	Name in English	-

	Company Number		-
(Only applicable to body corporate registered in Hong Kong)

(Note 8) B.	Details of Change(s)

	Please complete item(s) with change(s) only		Effective Date

(a) Name in Chinese and English

-

			DD	MM	YYYY

(Note 13)	(d) Address

	-	- Country

			DD	MM	YYYY

(Note 13)	(c) E-mail Address

-

			DD	MM	YYYY

This Notification includes         2         Continuation Sheet(s) A and         0         Continuation Sheet(s) B.

Signed:	/s/ April Chan

Name:	April Chan Deputy Company Secretary	Date:	14/4/2004
	~~Director / Secretary~~*		DD / MM / YY

*	Delete whichever does not apply

Form D2B
(Continuation Sheet A)

Company Number

259

Details of Change of Particulars of Individual Secretary / Director (Section 2)

A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry
Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Robert Bernard Hirsch

	Name in Chinese	-

	Name in English	Corson	Bradley William

		Surname	Other Names

(Note 7)	Identification	N/A	P134108723

		HK Identity Card Number	Overseas Passport Number

(Note 8)	B. Details of Change(s)

Please complete item(s) with change(s) only	Effective Date

(a) Name in Chinese

-

				DD	MM	YYYY

(b) Name in English

-

	Surname	Other Names		DD	MM	YYYY

(Note 9)	(c) Alias

-

				DD	MM	YYYY

(Note 10)	(d) Residential Address

	30/F., Unit 02, De Ricou 109 Repulse Bay Road		Hong Kong Country	04	04	2004

				DD	MM	YYYY

(Note 11)	(e) E-mail Address

-

				DD	MM	YYYY

	(f) Hong Kong Identity Card Number	R265664(6)		06	04	2004

				DD	MM	YYYY

(g) Overseas Passport

	-	-

	Issuing Country	Number		DD	MM	YYYY

Form D2B
(Continuation Sheet A)

Company Number

259

Details of Change of Particulars of Individual Secretary / Director (Section 2)

A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry
Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Michael James Hupka

	Name in Chinese	-

	Name in English	Corson	Bradley William

		Surname	Other Names

(Note 7)	Identification	N/A	P134108723

		HK Identity Card Number	Overseas Passport Number

(Note 8) B.	Details of Change(s)

	Please complete item(s) with change(s) only	Effective Date

(a) Name in Chinese

-

				DD	MM	YYYY

(b) Name in English

	-	-

	Surname	Other Names		DD	MM	YYYY

(Note 9)	(c) Alias

-

				DD	MM	YYYY

(Note 10)	(d) Residential Address

	30/F., Unit 02, De Ricou 109 Repulse Bay Road		Hong Kong Country	04	04	2004

				DD	MM	YYYY

(Note 11)	(e) E-mail Address

-

				DD	MM	YYYY

	(f) Hong Kong Identity Card Number	R265664(6)		06	04	2004

				DD	MM	YYYY

(g) Overseas Passport

	-	-

	Issuing Country	Number		DD	MM	YYYY